Filed Pursuant to Rule 433
Registration Statement No. 333-203981
Issuer Free Writing Prospectus dated January 17, 2018
Relating to Prospectus Supplements dated January 16, 2018
(To Prospectus dated May 14, 2015)

Genocea Biosciences, Inc. Announces Pricing of $55 Million Concurrent Public Offerings
New Enterprise Associates (“NEA”) and Vivo Capital significant investors in financing
Genocea intends to elect an NEA representative to Genocea board of directors
CAMBRIDGE, MA, January 17, 2018: Genocea Biosciences, Inc. (NASDAQ:GNCA), a biopharmaceutical company that discovers and develops novel cancer vaccines, announced today the pricing of concurrent underwritten public offerings of (i) 53,365,000 shares of its common stock and accompanying Class A warrants to purchase up to 26,682,500 shares of its common stock, at a combined price to the public of $1.00 per share and accompanying Class A warrant to purchase 0.5 shares of common stock, for expected gross proceeds of approximately $53.4 million (the “Common Stock Offering”) and (ii) 1,635 shares of its Series A convertible preferred stock, which are convertible into 1,635,000 shares of its common stock, and accompanying Class A warrants to purchase up to 817,500 shares of its common stock, for expected aggregate gross proceeds of approximately $1.6 million (the “Preferred Stock Offering”). Each Class A warrant will have an exercise price of $1.20 per share and will expire five years from the date of issuance. The Class A warrants sold in each of the offerings will have the same terms.
In connection with the Common Stock Offering, Genocea has granted the underwriters a 30-day option to purchase up to an additional 8,004,750 shares of common stock and additional Class A warrants to purchase up to 4,002,375 shares of common stock. All of the shares of common stock, Series A convertible preferred stock and Class A warrants are to be sold by Genocea. The concurrent offerings are expected to close on or about January 19, 2018, subject to satisfaction of customary closing conditions. The closing of either offering is not dependent upon the closing of the other offering.
NEA intends to participate in the Common Stock Offering and Vivo Capital intends to participate in both the Common Stock Offering and the Preferred Stock Offering. Genocea intends to elect one representative from NEA to serve as a member of its board of directors. Genocea will not be undertaking any ongoing obligation to continue to nominate NEA’s representative on Genocea’s board of directors.
Cantor Fitzgerald & Co. is acting as the sole book-running manager for the concurrent offerings. Needham & Company, LLC and Robert W. Baird & Co. Incorporated are acting as the lead managers for the concurrent offerings. H.C. Wainwright & Co., LLC is acting as co-manager for the concurrent offerings.
The securities described above are being offered by Genocea pursuant to a shelf registration statement on Form S-3 previously filed with, and declared effective by, the Securities and Exchange Commission (the “SEC”) on May 14, 2015. A preliminary prospectus supplement related to each offering was filed with the SEC on January 16, 2018 and a final prospectus supplement related to each offering will be filed with the SEC, all of which will be available on the SEC’s website at http://www.sec.gov. Copies of the final prospectus supplements (when available) and the accompanying prospectuses relating to the securities being offered may also be obtained from Cantor Fitzgerald & Co., Attention: Capital Markets, 499 Park Ave., 6th Floor, New York, New York 10022, or by telephone at 212-829-7122, or by e-mail at prospectus@cantor.com.
This press release shall not constitute an offer to sell or a solicitation of an offer to buy and there shall not be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. Any offer, if at all, will be made only by means of the prospectus supplements and accompanying prospectuses forming a part of the effective registration statement.

About Genocea Biosciences, Inc.
Genocea is harnessing the power of T cell immunity to develop life-changing vaccines and immunotherapies. While traditional immunotherapy discovery methods have largely used predictive methods to propose T cell targets, or antigens, Genocea has successfully developed ATLAS™, its proprietary technology platform, to identify clinically relevant antigens of T cells based on actual human immune responses. Genocea uses ATLAS in immuno-oncology applications to develop neoantigen cancer vaccines while also exploring partnership opportunities for general cancer vaccines and a vaccine targeting cancers caused by Epstein-Barr Virus. Genocea expects to begin clinical development of its first neoantigen cancer vaccine, GEN-009, in 2018. Genocea is exploring strategic alternatives for GEN-003, its Phase 3-ready immunotherapy candidate for the treatment of genital herpes.
Forward-Looking Statements
This press release includes forward-looking statements, including statements relating to the closing of the offerings and the use of the net proceeds therefrom, within the meaning of the Private Securities Litigation Reform Act. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Genocea cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Applicable risks and uncertainties include those identified under the heading "Risk Factors" included in Genocea’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 and any subsequent SEC filings, including the registration statement and final prospectus supplement related to the offerings. These forward-looking statements speak only as of the date of this press release and Genocea assumes no duty to update forward-looking statements, except as may be required by law.

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For media:	For investors:

Jennifer LaVin	Jonathan Poole

Genocea Biosciences, Inc.	Genocea Biosciences, Inc.

O: 207-360-0473	O: 617-715-7795

Jennifer.lavin@genocea.com	jonathan.poole@genocea.com